                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                                  ANNUAL REPORT


                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 2000


                         Commission file number: 1-5256






         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                              (Full title of plan)




                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)


                                 (336) 547-6000
              (Registrant's telephone number, including area code)


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
Item 1.  Changes in the Plan

None

Item 2.  Changes in Investment Policy

None

Item 3.  Contributions Under the Plan

N/A

Item 4.  Participating Employees

There were approximately 5,744 enrolled participants in the Plan as of December 31, 2000, out of approximately 26,878 eligible employees.

Item 5.  Administration of the Plan

(a) The Plan provides that a Committee of three persons be appointed to administer the Plan. The Committee, the VF Corporation Pension Plan Committee, is comprised of the following officers and director of the
         Corporation: Candace Cummings, Vice President - Administration, General Counsel & Secretary; Frank C. Pickard III, Vice President - Treasurer, Susan L. Williams, Vice President - Human Resources, and Len T. Ebright, Director Corporate Finance. All committee persons are located at the Corporation's headquarters: 628 Green Valley Road, Suite 500, Greensboro, NC 27408. Each of these individuals is an employee of the Corporation. The Committee has the power to adopt rules and regulations for carrying out and administering the Plan and has the full authority and power to construe, interpret and administer the Plan. Committee members receive no compensation from the Plan.

(b) All expenses of administration of the Plan, including Trustee fees, are paid by the Corporation.

Item 6.  Custodian of Investments

(a) The Corporation has entered into a Trust Agreement under which Fidelity Management Trust Company, 300 Puritan Way, Marlboro, MA 01752, has been appointed as Trustee under the Plan. Under the terms of the Trustee Agreement, Fidelity Management Trust Company holds and invests all assets of the Plan with the exception of the Fixed Income Fund trusteed by UMB Bank n.a., subject to the direction of each of the participants of the Plan regarding the investment fund or funds for existing account balances and future contribution elections.

(b)      The custodian's compensation is paid by the Corporation.

(c)      No bond was furnished or is required to be furnished by the Trustee.


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Item 7.  Reports to Participating Employees

Each participant receives a quarterly statement showing the amounts contributed by him/her to each of the funds during the calendar quarter and the market values of investments as of the end of each quarter.

Item 8.  Investment of Funds

Each participant by using the Fidelity Voice Response system or their internet site may direct Fidelity to invest his/her own contributions in one or more of the following funds:

- Money Market Fund

- Fixed Income Fund

- Balanced Fund

- Equity Growth & Income Fund

- Index 500 Fund

- Dividend Growth Fund

- Small-Cap Value Fund

- Small-Cap Growth Fund

- Foreign Fund

- VF Corporation Common Stock Fund (investing in common stock of the
  Corporation)

- Mutual Fund Window

Brokerage commissions of $216, $1,043 and $3,214 for the years ended December 31, 2000, 1999 and 1998 were paid by the Trustee to acquire the Corporation's common stock for the Plan.



Item 9.  Financial Statements and Exhibits

 (a)       Financial Statements                                                                  Page No.
 Report of Independent Accountants                                                                   6

 Statements of Net Assets Available for Benefits,
 December 31, 2000 and December 31, 1999                                                             7

 Statements of Changes in Net Assets Available for Benefits -
 For the Years Ended December 31, 2000, December 31, 1999
 and for the period ended December 31, 1998                                                          8

 Notes to Financial Statements                                                                       9

 Supplemental Schedules*:
                     Schedule H - Line 4i - Schedule of Assets Held for Investment
                                          Purposes                                                  14


                     * - Other schedules required by Section 2520.103-10 of the
                         Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)        Exhibits

                     Exhibit 23.1 - Consent of Independent Accountants                              15



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
                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                    VF Corporation Tax-Advantaged Savings Plan
                                             for Hourly Employees


                                    By:         /s/ Frank C. Pickard III
                                              ----------------------------------
                                              Frank C. Pickard III
                                              Vice President, Treasurer
                                              VF Corporation


Date: April 30,2001

                        Report of Independent Accountants


VF Corporation Pension Plan Committee
VF Corporation Tax-Advantaged Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the two years ended December 31, 2000 and the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 30, 2001






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
         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                    December 31
                                                                    -----------
ASSETS                                                    2000                         1999
------                                                    ----                         ----
Investments, at fair value
  VF Corporation Common Stock -
  54,729 shares in 2000                               $1,983,394                    $1,227,120
  40,904 shares in 1999
  Other securities                                    25,076,458                    22,277,733
                                                     -----------                   -----------
     Total investments                                27,059,852                    23,504,853
Loans receivable from participants                       723,888                       334,179
                                                     -----------                   -----------
Net assets available for benefits                    $27,783,740                   $23,839,032
                                                     ===========                   ============


See notes to financial statements.



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
         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                             Period Ended December 31
                                                                             ------------------------

                                                          2000                         1999                         1998
                                                          ----                         ----                         ----
Investment income

  Interest                                              $  2,263                     $452,991                    $1,092,869
  Dividends on VF Corporation Common Stock                48,511                       29,200                        10,317
  Income from mutual funds and bank common
    trust funds                                          782,573                      432,398                       326,047
                                                     -----------                  -----------                   -----------
                                                         833,347                      914,589                     1,429,233
Contributions
  Interest on Loan Repayments                             38,105                       13,830                         5,739
  Transfer from merged plans (Note A)                  2,221,218                            0                    22,087,806
  Participants                                         4,362,591                    4,634,992                     4,066,432
                                                     -----------                  -----------                   -----------
                                                       7,455,261                    5,563,411                    27,589,210

Withdrawals                                           (3,807,510)                  (3,705,369)                   (6,498,737)
Net realized and unrealized appreciation
  in fair value of investments                           296,957                      268,591                       621,926
                                                     -----------                  -----------                   -----------
Net increase                                           3,944,708                    2,126,633                    21,712,399

Net assets available for benefits
  Beginning of period                                 23,839,032                   21,712,399                             0
                                                     -----------                  -----------                   -----------
  End of period                                      $27,783,740                  $23,839,032                   $21,712,399
                                                     ===========                  ===========                   ===========



See notes to financial statements.



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
         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF THE PLAN

Effective April 1, 1998, VF Corporation (the Corporation) adopted the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain hourly employees of specified subsidiaries, having at least one year of credited service, may elect to contribute between 2% and 15% of their compensation to the Plan. Employees remain fully vested in their contributions to the Plan.

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs of the Plan are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in Common Stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Mutual Fund Window: The option allows participants to select from over 160 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

Individual accounts are maintained for each participant; each account includes the individual's contributions and investment funds' earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral vehicle.

The transfers of applicable participant balances from the Bassett-Walker Thrift Plan, which was merged into the Plan effective April 1, 1998, and the Bestform Savings Plan, Todd Uniform and Horace Small Savings Plans, which were merged into the Plan in 2000, have been disclosed separately in the Statements of Changes in Net Assets Available for Benefits.

Participants may borrow from their individual account. Participants are charged interest at the Morgan Guaranty "Published" prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Participants may borrow up to 50% of the participant's total vested account balance. Payment in full is required at termination of employment. There were 525 loans outstanding at December 31, 2000.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time.

The number of participants in each fund was as follows:

                                                       Year Ended December 31
                                                       ----------------------
                                                       2000               1999
                                                       ----               ----
 Money Market Fund                                    2,192              2,487
 Fixed Income Fund                                    2,929              3,673
 Balanced Fund                                        1,706              2,132
 Equity Growth & Income Fund                          2,740              3,453
 Index 500 Fund                                       2,325              2,943
 Dividend Growth Fund                                    47                 13
 Small-Cap Value Fund                                 1,171              1,478
 Small-Cap Growth Fund                                1,732              2,154
 Foreign Fund                                           851              1,040
 VF Corporation Common Stock Fund                     2,606              3,394

The total number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.



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         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                    NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. For commercial notes and United States government obligations, UMB Bank, n.a. has established a fair value based on yields currently available on comparable instruments. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan Agreement and are based on customary and reasonable rates for such services.

Payment of Benefits: Benefits are recorded when paid. Approximately $1.3 million in Bassett-Walker Thrift Plan withdrawals are included in 1998 withdrawals.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Reclassifications : Certain amounts included in the prior year financial statements have been reclassified to conform to current year presentation.


NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated September 27, 1998 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.



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         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:



                                                           Net Realized & Unrealized
                                                     Appreciation in Fair Value for the
                                                           Period Ended December 31            Fair Value at December 31
                                                           ------------------------            -------------------------

                                                      2000            1999         1998            2000            1999
                                                      ----            ----         ----            ----            ----
Fair value as determined by
quoted market or stated
redemption price

   VF Corporation Common
    Stock                                         $451,309       $(527,828)       $8,748      $1,983,394       $1,227,120
   Mutual funds and
    bank common trust funds                       (961,690)         566,661      564,650      12,785,358        9,708,549
                                                  --------       ----------     --------     -----------      -----------
                                                  (510,381)          38,833      573,398      14,768,752       10,935,669
                                                  --------       ----------     --------     -----------      -----------

Fair value as determined by Plan trustee:

   Commercial notes & GICs                               0               0        48,528               0                0
   Mutual funds and
    bank common trust funds                        807,338         229,758             0      12,291,100       12,569,184
                                                  --------       ----------     --------     -----------      -----------
                                                   807,338         229,758        48,528      12,291,100       12,569,184
                                                  --------       ----------     --------     -----------      -----------
                                                  $296,957        $268,591      $621,926     $27,059,852      $23,504,853
                                                  ========       ==========     ========     ===========      ===========



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         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                    NOTES TO FINANCIAL STATEMENTS (Continued)


 NOTE D -- INVESTMENTS  (Continued)


The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                                     2000              1999
                                                     ----              ----

 Fidelity Growth & Income Fund                    $2,554,490         $2,515,293
   (60,677 and 53,335 shares)
 Fidelity Puritan Fund                             1,348,489          1,213,300
   (71,613 and 63,757 shares)
 Fidelity US Equity Index Pool                     2,328,725          2,514,876
   (60,786 and 59,792 shares)
 VF Corporation Common Stock                       1,983,394          1,227,120
   (54,729 and 40,904 shares)
 Baron Asset Fund                                  1,231,451          1,157,169
   (22,641 and 19,690 shares)
 Fidelity Retirement Money Market                  2,055,965          1,150,659
   (2,055,965 and 1,150,659 shares)
 ProCapp Fixed Income Fund                        12,291,100         12,569,184
   (1,128,659 and 1,233,482 shares)








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                   VF Corporation Tax-Advantaged Savings Plan
                              for Hourly Employees

          Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes
                              At December 31, 2000



Identity of issue, borrower,                             Number of                                          Current
Lessor, or similar party                                    Shares                    Cost                    Value
------------------------                                    ------                    -----                   -----
*Fidelity Puritan Fund                                      71,613             $  1,388,009            $  1,348,490
*Fidelity Growth & Income Fund                              60,677                2,669,870               2,554,490
*Fidelity Diversified International Fund                    19,599                  425,239                 430,003
*Fidelity Dividend Growth Fund                               1,677                   50,201                  50,253
*Fidelity Retirement Money Market Portfolio              2,055,965                2,055,965               2,055,965
*Fidelity U.S. Equity Index Commingled Pool                 60,786                2,341,728               2,328,725
 Baron Asset Fund                                           22,641                1,175,050               1,231,451
 Longleaf Small Cap Fund                                    29,061                  634,689                 657,349
*ProCapp Fixed Income Fund                               1,128,659               11,341,611              12,291,100
*VF Corporation Common Stock Fund                           54,729                1,890,103               1,983,394
*Mutual Fund Window                                         N/A                   2,435,445               2,128,632
 Loans Receivable from Participants
  (with interest rates from 7% to 9%)                       N/A                     723,888                 723,888
                                                                               ------------            ------------
                                                                               $ 27,131,798            $ 27,783,740
                                                                               ============            ============


* represents a party-in-interest



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